

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

<u>Via E-mail</u>
Alicia Grande
Chief Financial Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1500
Coral Cables, Florida 33134

      Re: **Catalyst Pharmaceutical Partners, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed March 19, 2015
              File No. 001-33057

Dear Ms. Grande:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ *Bryan J. Pitko* <u>for</u>

                        Jeffrey P. Riedler
                        Assistant Director